Filed by Uranium Resources, Inc.
(Registration No. 333-181400)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

On August 20, 2012, Uranium Resources, Inc. sent the following letter to its stockholders:

August 16, 2012

Dear Uranium Resources, Inc. Stockholder:

We recently mailed you proxy material in connection with our upcoming Special Meeting of Stockholders to be held on August 29, 2012.  According to our records we have not yet received your proxy.

It is very important that your shares be voted, regardless of the number of shares you own.

Please take a moment to VOTE your shares by returning your proxy in the envelope provided.  You can also vote via the telephone or the Internet by following the enclosed instructions.

Our Board of Directors unanimously recommends a “FOR” vote on all proposals.

Please disregard this letter if you already voted your shares.  Thank you for your cooperation and support.

Sincerely,

/s/ Donald C. Ewigleben

Donald C. Ewigleben
President and Chief Executive Officer

STOCKHOLDERS OF URANIUM RESOURCES, INC. (“URI”) ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS ON FILE WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT URI, NEUTRON AND THE MERGER. The joint proxy statement/prospectus and other relevant materials and any other documents filed by URI with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by URI at the Company’s website or by directing a request to URI’s proxy solicitor: Regan & Associates, Inc., 1.800.737.3426.

URI and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of URI in connection with the merger. Stockholders may obtain detailed information regarding the direct and indirect interests of URI, Neutron and their respective directors and executive officers in the merger by reading the joint proxy statement/prospectus regarding the merger.

405 State Highway 121 Bypass Building A, Suite 110 • Lewisville, TX 75067 • Office: 972-219-3330 • Fax: 972-219-3311